EXHIBIT 97.1

UNITED-GUARDIAN, INC.

EXECUTIVE COMPENSATION CLAWBACK POLICY

A.	Introduction

The Board of Directors (the “Board”) of United-Guardian, Inc. (the “Company”) have adopted this policy (this “Policy”) to provide for the recovery or “clawback” of erroneously awarded incentive-based compensation from certain executive officers in accordance with Section 10D of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) and Rule 10D-1 thereunder and the applicable listing rules of the Nasdaq Stock Market (“Nasdaq”), including Nasdaq Listing Rule 5608.

In the event that the Company is required to prepare an Accounting Restatement (as defined below) due to the Company’s material noncompliance with any financial reporting requirement under the securities laws, the Company will reasonably promptly recover Incentive-Based Compensation (as defined below) from any of the Company’s current or former executive officers to the extent such Incentive-Based Compensation was: (i) “Received” (as defined below) during the three-year period preceding the date the Company is required to prepare the Accounting Restatement, and (ii) in excess of what would have been paid to the executive officer under the Accounting Restatement.

This Policy shall be effective as of the date it is adopted by the Board (the “Effective Date”) and shall apply to Incentive Compensation that is approved, awarded, or granted to Covered Executives (as defined below) on or after October 2, 2023.

B.	Administration

This Policy shall be administered by the Compensation Committee of the Board (the “Committee”). The Committee is authorized to interpret and construe this Policy and to make all determinations necessary, appropriate, or advisable for the administration of this Policy. Any determinations made by the Compensation Committee shall be final and binding on all affected individuals.

C.	Covered Executives

This Policy applies to the Company’s current and former executive officers, as determined by the Board in accordance with Section 10D of the Exchange Act and the applicable Nasdaq listing standards, and such other senior executives/employees who may from time to time be deemed subject to the Policy by the Committee (“Covered Executives”). For the avoidance of doubt, the term “Covered Executives” shall include (i) any individual currently of previously designated as an “officer” of the Company as defined in Rule 16a-1(f) under the Exchange Act, and (ii) shall include each “executive officer” who is or was identified pursuant to Item 401(b) of Regulation S-K.

D.	Accounting Restatement

For the purposes of this Policy, an “Accounting Restatement” shall mean an accounting restatement of the Company’s financial statements due to the material noncompliance of the Company with any financial reporting requirement under the securities laws, including any required accounting restatement to correct an error (i) in previously issued financial statements that is material to the previously issued financial statements, or (ii) that is not material to previously issued financial statements, but would result in a material misstatement if the error were corrected in the current period or left uncorrected in the current period, within the meaning of Rule 10D-1 and Rule 5608.

E.	Incentive Compensation; Financial Reporting Measure

For purposes of this Policy, “Incentive Compensation” means any compensation granted, earned, or vested based wholly or in part upon the attainment of a Financial Reporting Measure (including cash and stock options awarded as compensation). Financial Reporting Measures are measures that are determined and presented in accordance with the accounting principles used in the Company’s financial statements, and any measures that are derived wholly or in part from such measures, as well as the Company’s stock price and total stockholder return.

F.	Application

In the event the Company is required to prepare and file an Accounting Restatement, the Committee will require the recovery of any excess Incentive Compensation “Received”1 by any Covered Executive during the three (3) completed fiscal years immediately preceding the date on which the Company is required to prepare an Accounting Restatement.

G.	Excess Incentive Compensation

The amount to be recovered will be the excess of the Incentive Compensation paid to the Covered Executive based on the erroneous data over the Incentive Compensation that would have been paid to the Covered Executive had it been based on the restated results, as determined by the Committee. These determinations are made on a pre-tax basis. If the Committee cannot determine the amount of excess Incentive Compensation received by the Covered Executive directly from the information in the Accounting Restatement, then it will make its determination based on a reasonable estimate of the effect of the Accounting Restatement.

H.	Recovery; Clawback

The Committee shall recover any excess Incentive Compensation in accordance with this Policy unless such recovery would be impracticable, as determined by the Committee in accordance with Rule 10D-1 of the Exchange Act and any applicable listing rules or standards adopted by Nasdaq. The Committee will determine, in its sole discretion, the method for recovering Incentive Compensation hereunder which shall include, without limitation any remedial and recovery method permitted by applicable law and shall be applied to the fullest extent of applicable law. Any right of recovery hereunder is in addition to, and not in lieu of, any other remedies or rights that may be available to the Company under applicable law, regulation or rule, and pursuant to the terms of any similar policy or recovery provision in any applicable employment agreement, severance agreement, equity award agreement, bonus plan, or similar agreement or plan, and any other legal remedies available to the Company. The provisions of this Policy are in addition to, and not in lieu of, any rights of recovery the Company may have under Section 304 of Sarbanes-Oxley Act of 2002.

I.	Prohibition on Indemnification and Insurance

The Company, its subsidiaries, and its affiliates shall not indemnify any Covered Executives against the loss of any erroneously awarded Incentive Compensation, nor shall they pay for, or reimburse any Covered Executive for any insurance policy entered into by a Covered Executive that provides for coverage (full or partial) in connection with any recovery obligation pursuant to this Policy.

J.	Interpretation

The Committee is authorized to interpret and construe this Policy and to make all determinations necessary, appropriate, or advisable for the administration of this Policy. It is intended that this Policy be interpreted in a manner that is consistent with the requirements of Section 10D of the Exchange Act and any applicable rules or standards adopted by the Securities and Exchange Commission and any applicable listing rules or standards adopted by Nasdaq.

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1 Incentive Compensation is deemed “Received” in the Company’s fiscal period during which the Financial Reporting Measure specified in the Incentive Compensation award is attained, even if the payment or grant of the Incentive Compensation occurs after the end of that period.

K.	Amendment; Termination

The Committee may amend this Policy from time to time in its discretion and shall amend this Policy as it deems necessary to reflect final regulations adopted by the Securities and Exchange Commission under Section 10D of the Exchange Act and to comply with any applicable listing rules or standards adopted by Nasdaq. The Committee may terminate this Policy at any time.

L.	Successors

This Policy shall be binding and enforceable against all Covered Executives and their beneficiaries, heirs, executors, administrators or other legal representatives.

M.	Mandatory Disclosures

The Company shall file this Policy as an exhibit to its Annual Report on Form 10-K and, if applicable, disclose information relating to the occurrence of an Accounting Restatement in accordance with applicable law, including, but not limited to, the Exchange Act and any applicable listing rules or standards adopted by Nasdaq. In the event the Company is required to clawback any erroneously awarded incentive-based compensation from any executive officer in accordance with the Exchange Act and any applicable listing rules or standards adopted by Nasdaq, and the occurrence of such is disclosed by the Company in a public filing required by the Exchange Act, the Company will disclose (i) the aggregate amount recovered, or (ii) if no amount was recovered, the absence of a recoverable amount.

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